                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                               youticket.com inc.
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                                (Name of Issuer)


                        Common Stock, par value $.0001
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                         (Title of Class of Securities)


                                   987823101
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                                 (CUSIP Number)


                                Nikolas Konstant
                            123 East Delaware Street
                                   Suite 5603
                            Chicago, Illinois 60611
                                 (312) 266-2201
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 3, 2001
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 5 Pages)
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CUSIP NO.  987823101              13D                        PAGE 2 OF 5 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

     Nikolas Konstant
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    PF;OO
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
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                7   SOLE VOTING POWER
  NUMBER OF
                    1,334,220
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,334,220
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,334,220
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.6%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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Item 1.   Security and Issuer.

          The title of the class of the equity securities to which this Statement relates is the Common Stock, par value $.0001 per share (the "Common Stock"), of youticket.com inc. (the "Company"). The address of the principal executive offices of the Company is 4420 South Arville, Suites 13 & 14, Las Vegas, Nevada 89103.

Item 2.   Identity and Background.

          (a) The record holder of the shares of Common Stock to which this Statement relates is Nikolas Konstant (the "Reporting Person").

          (b) The business address of the Reporting Person is 132 East Delaware, Suite 5603, Chicago, Illinois, 60611.

          (c) The Reporting Person is a private investor and provides business and financial advisory and consulting services.

          (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

          (e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, the federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          The Reporting Person has acquired 1,334,220 shares of Common Stock of the Company using personal funds and other funds.

Item 4.   Purpose of Transaction.

          The Reporting Person hold the Common Stock to which this Statement relates for purposes of investment. The Reporting Person presently has no plan or proposal which relates to or would result in any transaction of the types described in Item 4(a) through (j) of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          (a) and (b) The following table sets forth the aggregate number and percentage of the Common Stock which may, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Securities Act"), be deemed to be beneficially owned by the Reporting Person.

                                                           Percentage Beneficial
Reporting Person         Shares Beneficially Owned         Ownership
----------------         -------------------------         ---------------------

Nikolas Konstant         1,334,220                         5.6%



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          (c) Not Applicable.

          (d) Not Applicable.

          (e) Not Applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

          Not Applicable.

Item 7.   Material to Be Filed as Exhibits.

          Not Applicable.




                              (Page 4 of 5 Pages)
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                                   SIGNATURE


          After reasonable inquiry and to the best of his knowledge and belief, the Reporting Person certifies that the information set forth in this Statement is true, complete and correct.


          January 8, 2001                    /s/ NIKOLAS KONSTANT
                                             -----------------------------------
                                             Nikolas Konstant





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